Commission File Number 001-31914

EXHIBIT 99.1

Announcement on the Resolutions of the Twenty-Ninth Meeting of the Seventh Session of

the Board of Directors of China Life Insurance Company Limited

The twenty-ninth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on September 21, 2023 by means of written review and telecommunicating voting. The directors were notified of the Meeting by way of a written notice dated September 15, 2023. All of the Company’s eight directors attended the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Change of Composition of the Special Committees of the Seventh Session of the Board

In accordance with the relevant regulations of the Company and taking into account the composition of the special committees of the Board and the requirements on the duties of the members, Mr. Li Mingguang, an executive director of the Company, has been re-designated as a member of the Strategy and Assets and Liabilities Management Committee and has ceased to be a member of the Risk Management and Consumer Rights Protection Committee.

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

September 21, 2023